UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Tilghman, Richard G.
   919 East Main Street
   Richmond, VA  23219
   USA
2. Issuer Name and Ticker or Trading Symbol
   SunTrust Banks, Inc.
   STI
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   06/30/99
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice Chairman
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |6/23/9|G   | |445               |D  |           |181,469            |D     |                           |
                           |9     |    | |                  |   |           |                   |      |                           |
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                           |      |    | |                  |   |           |11,082             |I     |Spouse                     |
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                           |      |    | |                  |   |           |51,976             |I     |401(k)                     |
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                           |      |    | |                  |   |           |2,095              |I     |(1)                        |
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                           |      |    | |                  |   |           |60,000             |I     |(2)                        |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Phantom Stock Units (3|1 for 1 |(3)  |    | |           |   |(3)  |(3)  |Common Stock|       |(3)    |24,872      |D  |            |
)                     |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Phantom Stock Units (4|1 for 1 |(4)  |    | |           |   |(4)  |(4)  |Common Stock|       |(4)    |4,967       |D  |            |
)                     |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Option (5)            |76.50   |     |    | |           |   |12/31|12/31|Common Stock|       |       |180,000     |D  |            |
                      |        |     |    | |           |   |/00  |/08  |            |       |       |            |   |            |
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Option                |21.03   |     |    | |           |   |1/21/|1/21/|Common Stock|       |       |33,646      |D  |            |
                      |        |     |    | |           |   |93   |03   |            |       |       |            |   |            |
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Option                |21.68   |     |    | |           |   |1/27/|1/27/|Common Stock|       |       |49,148      |D  |            |
                      |        |     |    | |           |   |94   |04   |            |       |       |            |   |            |
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Option                |19.70   |     |    | |           |   |1/26/|1/26/|Common Stock|       |       |71,724      |D  |            |
                      |        |     |    | |           |   |95   |05   |            |       |       |            |   |            |
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Option                |28.19   |     |    | |           |   |1/25/|1/25/|Common Stock|       |       |65,574      |D  |            |
                      |        |     |    | |           |   |96   |06   |            |       |       |            |   |            |
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Option                |37.27   |     |    | |           |   |1/23/|1/23/|Common Stock|       |       |52,902      |D  |            |
                      |        |     |    | |           |   |97   |07   |            |       |       |            |   |            |
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Option                |38.28   |     |    | |           |   |2/24/|2/24/|Common Stock|       |       |19,200      |D  |            |
                      |        |     |    | |           |   |97   |07   |            |       |       |            |   |            |
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Option                |54.39   |     |    | |           |   |1/22/|1/22/|Common Stock|       |       |1,838       |D  |            |
                      |        |     |    | |           |   |98   |08   |            |       |       |            |   |            |
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Option                |54.39   |     |    | |           |   |1/22/|1/22/|Common Stock|       |       |48,178      |D  |            |
                      |        |     |    | |           |   |98   |08   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Held as custodian for daughter.
(2) Restricted stock held under the 1995 SunTrust Executive Stock Plan.
Subject to certain vesting conditions.
Restricted stock agreement contains tax withholding features allowing stock to be withheld to satisfy tax withholding obligations.  The Plan is exempt under Rule
16(b)-3.
(3) The reported phantom stock units were acquired at various times and prices under Crestar Bank's ANEX and
Excess Benefit plans.
(4) The reported phantom stock units were acquired under Crestar's 1993 Stock Incentive Plan.
(5) The option becomes exercisable on the earlier of 12/31/00, death, disability, a change in control, termination of employment by SunTrust Banks, Inc. without cause or termination by Mr. Tilghman for good reason.
SIGNATURE OF REPORTING PERSON
/s/ Richard G. Tilghman by Raymond Fortin, Power of Attorney
DATE
July 1, 1999